Exhibit 18.1
May 8, 2017

Trecora Resources
1650 Hwy 6 South, Suite 190
Sugar Land, TX  77478

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Trecora Resources (the "Company") for the three months ended March 31, 2017 and have read the Company's statements contained in Note 5 to the condensed consolidated financial statements therein. As stated in Note 5, the Company changed its method of accounting for inventories at South Hampton Resources, Inc. from the last-in-first-out (LIFO) cost method to the first-in-first-out (FIFO) cost method on January 1, 2017. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgement and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date subsequent to December 31, 2016, nor have we audited the information set forth in the aforementioned Note 5 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ BKM Sowan Horan, LLP